

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

>   **Re: RocketFuel Blockchain, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2023**
>   **Responses dated February 27, and April 9, 2024**
>   **File No. 033-17773-NY**

Dear Bennett Yankowitz:

We have reviewed your February 27 and April 9, 2024 responses to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Form 10-K for the Fiscal Year Ended March 31, 2023

General

1. We note your response to prior comment 1. Please provide proposed disclosure for inclusion in future filings to reconcile your statement that you have no plans to issue any tokens, with disclosure related to a "cryptocurrency token sale" on page 10, "digital tokens that [you] may issue" and "any tokens that [you] may issue" on page 16, and a "token generation event (TGE) or similar financing (a 'Token Transaction')" on page 30.

2. We note your response to comment 11 of our letter dated March 15, 2023 that you do not intend to develop any NFTs. We further note the page on your website: RocketFuel's Crypto Loyalty Program: How NFTs Can Help Your Business (https://rocketfuel.inc/rocketfuels-crypto-loyalty-program-how-nfts-can-help-your-

business/), where you discuss how merchants can use NFTs in your crypto loyalty program to reward customers. Please provide proposed disclosure that you will include in future filings describing the characteristics of the NFTs that can be created, offered, or exchanged through your crypto loyalty program and tell us how you will conduct this program in compliance with the federal securities laws, including how you will ensure that any offering and secondary trading of the NFTs is in compliance with federal securities laws.

Business
Our Growth Strategy, page 6

3. We note your response to prior comment 3. Please provide us with proposed disclosure that you will include in future filings disclosing the date and the material terms and conditions, including the term and termination provisions, of your Strategic Alliance Agreement with ACI Worldwide to make your "cryptocurrency payment solution" available to its merchant customers through their ACI portals. Additionally, please file the agreement as an exhibit to your next periodic report, or advise.

Risk Factors, page 7

4. Refer to your response to prior comment 5. We note the statement in the first paragraph of your proposed risk factor that "There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins) will be deemed as 'securities.'" Likewise we note the statement in the fifth paragraph that "the application of securities laws to the specific facts and circumstances of cryptocurrencies may be... subject to change." Please revise to remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Additionally revise to clarify what you are referring to with the phrase "[s]uch statements," in light of the revisions you are making.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

5. We acknowledge your response to prior comment 9. In each step of the transaction, explain who possesses and controls the crypto assets and why with support for how you determined that entity has possession and/or control. Additionally, please tell us whether you obtain ownership of the crypto assets at any step of the transaction and record it as an asset on your balance sheet. Provide separate information to the extent the steps are different for U.S. vs. non-U.S. transactions or merchant services agreements with ecommerce merchants and B2B cross-border transfers.

Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets